Bionomics Limited

24 March 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

RECEIVED
APR 05 2004

04024170

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
APR 09 2004
THOMSON FINANCIAL

per: Jill Mashado
Company Secretary

dlw 4/8

82 - 34682

Bionomics Limited

24 March 2004

Dear Shareholder

I am writing on behalf of the Board to remind you of our capital raising (the Entitlements Issue) in which you, as a shareholder, are entitled to participate. This issue closes on Tuesday 30 March 2004.

The funds raised by this offer will enable Bionomics to accelerate its drug discovery program in epilepsy and to expand this program to encompass the discovery of new drugs to treat anxiety. The Company also plans to expand its US activities to enhance its drug discovery efforts.

All Shareholders are entitled to subscribe for 1 new share at 32 cents per share for each 7 shares held as at 9 March 2004. In addition to new shares, shareholders taking up this offer will receive 1 free option for every 2 new shares issued. The options will be listed on the ASX and will be exercisable at 50 cents on or before 31 July 2007.

Shareholders also have the opportunity to apply for Additional Shares beyond their Entitlement.

This Shareholders' Entitlements Issue, which is underwritten by Intersuisse Limited, will raise approximately $2.28 million.

Please feel free to contact me or our Company Secretary Mrs Jill Mashado should you require further information in relation to the documentation which you should by now have received. Ensure your application form, which you will find attached to the prospectus, and full payment is received by Computershare Investor Services Pty Limited by 30 March 2004.

Thank you for your loyalty and support

Yours sincerely

Deborah Rathjen
CEO and Managing Director

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au **website** www.bionomics.com.au